UTAH MEDICAL PRODUCTS INC

July 23, 2012

Russell Mancuso, Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0306

VIA FACSIMILE [703-813-6985] and EDGAR

Re: Utah Medical Products, Inc.
Registration Statement on Form S-3
File No. 333-182078

Dear Mr. Mancuso:

Utah Medical Products, Inc. is no longer represented by counsel in connection with this Registration Statement. Please contact the Company directly in any correspondence.

Sincerely,

/s/ Paul O. Richins

Paul O. Richins
Principal Financial Officer

Direct tele no. (801) 569-4200

Fax no. (801) 566-7305